Mail Stop 0306

March 16, 2005



VIA U.S. MAIL AND FAX (724) 387-5001

Mr. Mark Buckrey
Chief Financial Officer
Sten Corporation.
13828 Lincoln Street N.E.
Ham Lake, Minnesota  55304

	Re:	Sten Corporation
		Form 10-KSB for the year ended September 30, 2004
Form 10-QSB for the period ended December 31, 2004
      File No. 000-18785


Dear Mr. Buckrey:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended September 30, 2004

Item 8A.  Controls and Procedures - Page 15

(b) Changes in Internal Control Over Financial Reporting

1. We note your statement that "the Company, with the purchase of SOS by it subsidiary LifeSafe, and with the purchase of Burger Time
Corporation through its BTAC subsidiary, reviewed their existing internal controls and procedures and determined that that they were adequate and incorporated these internal controls and procedures in the Company`s financial reporting structure." Please note that we have not objected to this disclosure since you were not required to include management`s assessment of the effectiveness of your internal control over financial reporting in this Form 10-KSB. Please also note, however, that you will be required to include a statement as to the effectiveness, rather than the adequacy, of your internal control over financial reporting in all future filings in which you are required to include the internal control over financial reporting disclosures called for under Item 308(a) of Regulation S-B.
Please
prepare your future filings accordingly.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting
Policies - Page F-6

Intangible Assets

2. We see you have capitalized assigned sales contracts, net of $55,000 and other intangible assets of $109,512 as of September 30,
2004. Tell us supplementally and revise future filings to address the following:
a. Describe to us the nature of "other" intangible assets and tell us if these intangible assets are subject to amortization.
b. Explain to us why it is appropriate to capitalize assigned sales contracts and provide to us the useful life that you amortizing these contracts over.

We may have further comment upon reviewing your response.

Revenue Recognition and Shipping and Handling Costs

3. Tell us supplementally and revise future filings to address the following related to your revenue recognition policies:
a. Describe how your revenue recognition policy meets all of the criteria of SAB Topic 13A.
b. Describe any significant terms with your customers including distributors such as installation obligations, acceptance criteria, unusual pricing or payment terms and return policies. Your response and disclosure should clarify why it is appropriate to recognize revenue upon shipment. To the extent necessary for an understanding of your accounting for these items, please cite the accounting literature you relied upon.
c. Since you perform contract manufacturing, discuss how you present revenue on a gross or net basis and why this presentation is appropriate. Refer to EITF 99-19.

Segment Reporting

4. Revise future filings to include the qualitative information required by paragraph 26 of SFAS 131. For instance, you should describe the factors used to identify the your reportable segments, including how management has chosen to organize the enterprise around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated.

Note 9.  Stockholder`s Equity - Page F-17

5. We see that you have issued five-year options to purchase
60,000
shares at $6.00 to a non-employee consultant.  Tell us
supplementally
and revise future filings to address the following:
a. Clarify if you recognized the compensation expense over the vesting period or the contract period. For instance, do the options vest over the same term that the services are provided within the consulting agreement? Disclose in future filings the assumptions utilized in the Black Scholes model for these options.
b. In this regard, we also note in your subsequent Form 10-Q that you
disclose the employee consulting agreement was canceled. Tell us supplementally how you accounted for the cancellation of the consulting agreement and the previous expense recognized.
c. Please revise the notes to the financial statements in future filings to clearly indicate your accounting policy for equity instrument issuances to non-employees. We assume you apply FAS 123 and EITF 96-18.

6. We see your disclosure that you issued warrants to purchase the Company`s common stock at $4.00 per share, which were set to expire on September 29, 2003 and were extended to September 30, 2005. Tell us supplementally and revise future filings to provide how you valued, recorded and accounted for the impact of the modification, if any.

Forms 10-QSB for the quarter ended September 30, 2004

Assets of Discontinued Business Held of Sale

7. We see that you classified your building related to your
medical
products supply of $722,856 as held for sale as of December 31,
2004.
Tell us supplementally how you meet the requirements of paragraph
30
of SFAS 144 to present this an asset held for sale.

Note 13. Discontinued Operations - Page F-14

8. Tell us supplementally and revise future filings to address the following related your discontinued operations:
a. Describe to us how you meet the conditions within paragraph 42 of
SFAS 144 to report this sale as discontinued operations.
b. Clarify how your shutdown expenses of $342,259 reconciles to the
severance costs of $100,000 and transaction, legal, and transition costs of $322,791 presented within your tabular presentation of the calculation of your income (loss) recognized from your
discontinued
operations for the period ended December 31, 2004.
c. We also note that you have presented $848,317 of liabilities from
your discontinued operations within your consolidated balance sheet
as of December 31, 2004.  Clarify how these liabilities of
$848,317
reconciles to the severance costs of $100,000 and transaction, legal,
and transition costs of $322,791 presented within your calculation of
your income (loss) recognized from your discontinued operations for
the period ended December 31, 2004.
d. Additionally, we note that you incurred severance and other exit
costs related to this disposition. Provide to us supplementally
and
revise future filings to include the disclosures under paragraph
20
of SFAS 146.



*    *    *    *
      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496 or me at (202) 942-2813 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.




							Sincerely,



							Daniel L. Gordon
							Branch Chief


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Mr. Mark Buckrey
Sten Corporation
March 16, 2005
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